UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Finjan Holdings, Inc.
(Name of Subject Company)
CFIP Goldfish Merger Sub Inc.
(Offeror)
a direct wholly owned subsidiary of
CFIP Goldfish Holdings LLC
(Parent of Offeror)
Fortress Operating Entity I LP
FIG Corp.
Fortress Investment Group LLC
(Other Person)
(Names of Filing Persons (identifying status as Offeror or Issuer))
Common stock, par value $0.0001 per share
(Title of Class of Securities)
31788H303
(CUSIP Number of Class of Securities)
CFIP Goldfish Merger Sub Inc.
c/o Fortress Investment Group LLC
Attention: David N. Brooks
Secretary, Vice President and General Counsel
1345 6th Avenue, 46th Floor
New York, New York 10105
(212) 798-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Asi Kirmayer
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5404

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount Of Filing Fee(2)
$43,882,114	$5,695.90

(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 27,832,485 issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Finjan Holdings, Inc. (“Finjan”) multiplied by the offer price of $1.55 per Share, (2) 424,576 Shares subject to issuance pursuant to granted and outstanding restricted stock units (inclusive of Shares that are subject to vesting) under Finjan’s 2014 Incentive Compensation Plan multiplied by the offer price of $1.55 per Share and (3) 248,055 Shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $1.55 (inclusive of Shares that are subject to vesting) under Finjan’s 2013 Global Share Option Plan and Israeli Sub-Plan (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $1.55 minus a weighted average exercise price of $1.2127). The foregoing figures have been provided by Finjan and are as of June 23, 2020, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 22, 2019, by multiplying the transaction value by 0.0001298.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) CFIP Goldfish Merger Sub Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), (ii) Parent, (iii) Fortress Operating Entity I LP (“FOE I”), a Delaware limited partnership, FIG Corp., a Delaware corporation (“FOE GP”) and Fortress Investment Group LLC, a Delaware limited liability company (“FIG” and, together with FOE I and FOE GP, “Fortress”). Offeror is a wholly-owned subsidiary of Parent, and Parent and Offeror are affiliates of Fortress. This Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 10, 2020, by and among Finjan, Parent and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Item 1.
Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Finjan Holdings, Inc. Finjan’s principal executive office is located at 2000 University Avenue, Suite 600, East Palo Alto, CA 94303. Finjan’s telephone number at such address is (650) 282-3228.
(b)   This Schedule TO relates to Offeror’s offer to purchase all outstanding Shares. According to Finjan, as of June 23, 2020, there were (i) 27,832,485 Shares issued and outstanding, (ii)  2,306,198 Shares issuable upon exercise of outstanding options under Finjan’s 2013 Global Share Option Plan and Israeli Sub-Plan, (iii) 424,576 Shares subject to outstanding restricted stock units (inclusive of Shares that are subject to vesting) under Finjan’s 2014 Incentive Compensation Plan and (v) no outstanding warrants to purchase Shares. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.
(c)   The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a)-(c)   This Schedule TO is filed by Offeror, Parent and Fortress. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent, Offeror and Fortress” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Finjan,” “Certain Information Concerning Parent,

Offeror and Fortress,” “Background of the Offer and the Merger; Past Contacts or Negotiations with Finjan,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Vote; Plans for Finjan” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Offer and the Merger; Past Contacts or Negotiations with Finjan,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Vote; Plans for Finjan,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a), (d)   The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
(b)   Not applicable.
Item 8.
Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Finjan,” “Certain Information Concerning Parent, Offeror and Fortress,” “Purpose of the Offer; No Stockholder Vote; Plans for Finjan” and “The Transaction Agreements” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 9.
Persons/Assets Retained, Employed, Compensated or Used.

(a)   The information set forth in the section of the Offer to Purchase entitled “Background of the Offer and the Merger; Past Contacts or Negotiations with Finjan,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Vote; Plans for Finjan” and “Fees and Expenses” is incorporated herein by reference.
Item 10.
Financial Statements.

Not applicable.
Item 11.
Additional Information.

(a)(1)   The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Finjan,” “Certain Information Concerning Parent, Offeror and Fortress,” “Background of the Offer and the Merger; Past Contacts or Negotiations with Finjan,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Vote; Plans for Finjan” is incorporated herein by reference.
(a)(2), (3)   The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; No Stockholder Vote; Plans for Finjan,” “The Transaction Agreements,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4)   The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
(a)(5)   Not applicable.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.
Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 24, 2020.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 24, 2020.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by Finjan on June 10, 2020, originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed on behalf of Parent, Offeror and Fortress with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of June 10, 2020, by and among Parent, Offeror and Finjan, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(d)(2)	Mutual Nondisclosure Agreement, dated as of September 22, 2018 between Parent and Fortress Investment Group LLC.*
(d)(3)	Equity Commitment Letter, dated as of June 10, 2020, by and among Parent, Fortress Credit Opportunities Fund V (A) L.P. and Fortress Intellectual Property Fund I (A) LP.*
(d)(4)	Form of Support Agreement, dated as of June 10, 2020, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2020
CFIP GOLDFISH MERGER SUB INC.
By:
/s/ David N. Brooks

Name: David N. Brooks
Title:   Secretary
CFIP GOLDFISH HOLDINGS LLC
By:
/s/ David N. Brooks

Name: David N. Brooks
Title:   Secretary
FORTRESS OPERATING ENTITY I LP
By: FIG Corp., as general partner
By:
/s/ David N. Brooks

Name: David N. Brooks
Title:   Secretary
FIG CORP.
By:
/s/ David N. Brooks

Name: David N. Brooks
Title:   Secretary
FORTRESS INVESTMENT GROUP LLC
By:
/s/ David N. Brooks

Name: David N. Brooks
Title:   Secretary

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated June 24, 2020.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 24, 2020.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by Finjan on June 10, 2020, originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed on behalf of Parent, Offeror and Fortress with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of June 10, 2020, by and among Parent, Offeror and Finjan, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(d)(2)	Mutual Nondisclosure Agreement, dated as of September 22, 2018 between Parent and Fortress Investment Group LLC.*
(d)(3)	Equity Commitment Letter, dated as of June 10, 2020, by and among Parent, Fortress Credit Opportunities Fund V (A) L.P. and Fortress Intellectual Property Fund I (A) LP.*
(d)(4)	Form of Support Agreement, dated as of June 10, 2020, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.